Via Facsimile and U.S. Mail
Mail Stop 6010

February 7, 2006

Mr. Christopher B. Wood
Chairman and Chief Executive Officer
Bioenvision, Inc.
345 Park Avenue, 41st Floor
New York, New York 10154

Re: **Bioenvision, Inc.**
        Form 10-KSB for Fiscal Year Ended June 30, 2005
        Filed October 13, 2005
        File No. 001-31787

Dear Mr. Wood:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your document. In our comments, we
ask you to provide us with information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information,
we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB – June 30, 2005

Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies, page
F-7

Revenue Recognition, page F-8

1.   We note your discussion on page 31 within management's discussion and analysis related to this agreement. Regarding your unrecorded receivable, please provide us, in disclosure type format, a discussion of why you determined that the revenue recognition criteria for this billed service had not been met. Further explain to us why it is appropriate to recognize, as bad debt expense, amounts recorded previously under the same arrangement that were not received. Tell us specifically what changed in your facts and circumstances related to the decision to recognize and then later defer recognition.

Note 2 – Acquisition of Pathagon, page F-12

2.   It is unclear, based on your disclosure here, how you determined that these acquired technologies were not related to in-process research and development. Please provide to us your assessment of the alternative future uses that resulted in recording these technologies as intangible assets and not in-process research and development.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant